123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

May 10, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

William H. Thompson, Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	AutoZone, Inc.
Form 10-K for Fiscal Year Ended August 25, 2012
Filed October 22, 2012
File No. 1-10714

Dear Mr. Thompson:

AutoZone, Inc. respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 25, 2012. Below is our response to the comment in your letter dated April 16, 2013. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Note I. Financing, page 54

1.	We note you classified $963.3 million of debt maturing in the next twelve months as a non-current liability because of your ability and intent to refinance the debt on a long-term basis considering the availability under your revolving credit facility. However, we also note your disclosure on page 23 that you only have $454.9 million of available capacity under your revolving credit facility after giving consideration to outstanding commercial paper borrowings and certain letters of credit. Please tell us why the amount excluded from current liabilities should not be reduced to the amount available for refinancing under the revolving credit facility. Please address the guidance in ASC 470-10-45-14 through 20.

AutoZone Response:

As described on page 54 in Note I – Financing of our Annual Report on Form 10-K for fiscal year ended August 25, 2012, we have classified $968.3 million of debt maturing in the next twelve months as a non-current liability, as we have the ability and intent to refinance this debt on a long-term basis using the available capacity under our revolving credit facility as of August 25, 2012. The debt maturing in the next twelve months includes both senior notes and our commercial paper borrowings. Our revolving credit facility, which expires in September 2016, has a capacity of $1.0 billion with no outstanding borrowings as of August 25, 2012. After consideration of outstanding letters of credit issued through the revolving credit facility, we have $996.6 million of remaining availability as of August 25, 2012. The availability amount of $996.6 million is before consideration of commercial paper borrowings. This availability would allow us to replace the $968.3 million of debt maturing in the next twelve months with long-term financing.

On page 23 of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) our Annual Report on Form 10-K for fiscal year ended August 25, 2012, we note that as the available balance of our revolving credit facility is reduced by commercial paper borrowings and certain outstanding letters of credit, we had $454.9 million of available capacity under our revolving credit facility at August 25, 2012. The availability amount of $454.9 million is net of outstanding commercial paper borrowings as of August 25, 2012.

We currently have no intention to borrow funds under our revolving credit facility. Nevertheless, it remains a resource that we feel should be disclosed to a user of our financial statements in the event there is a disruption in the commercial paper markets or that we have a need for additional liquidity.

We have considered the guidance in ASC 470-10-45-14 through 20 and believe we have addressed the guidance appropriately in our Annual Report on Form 10-K for fiscal year ended August 25, 2012.

In light of your comments, we will evaluate enhancing our MD&A and our Financing footnote disclosures in future filings to further clarify in order to make it easier for a reader to understand.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President
Finance, Information Technology and ALLDATA